Elkhorn Securities, LLC

207 Reber Street

Suite 201

Wheaton, Illinois 60187

January 8, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Elkhorn Unit Trust, Series 1

File Nos. 333-198204 & 811-22925

Ladies/Gentlemen:

The undersigned, Elkhorn Unit Trust, Series 1 (the “Trust”), by Elkhorn Securities, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on January 14, 2015 or as soon thereafter as possible.

Very truly yours,

Elkhorn Unit Trust, Series 1

By: Elkhorn Securities, LLC

By: /s/ Benjamin Fulton
Benjamin Fulton
Chief Executive Officer